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S 18005007

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apollo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York (City) NY (State) 10019-2701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Agnieszka Jackowska (212) 515-3277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112-0015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.D.

AFFIRMATION

We, Martin Kelly and Agnieszka Jackowska, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of and for the year ended December 31, 2017, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Martin Kelly,
Chief Financial Officer

Agnieszka Jackowska,
FINOP

Subscribed to before me this
12 the date of February 2018

Notary Public

ELVIRA M. ALTIMARI JAEGER
Notary Public, State of New York
No. 01AL6113151
Qualified in Nasssau County
Commission Expires July 19, 2020

SEC
Mail Processing
Section

FEB 15 2018

Washington DC
415

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 12, 2018

We have served as the Company's auditor since 2011.

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	82,521,599
Underwriting fees receivable		671,658
Fee receivable from related parties		903,720
Other assets		228,976
TOTAL ASSETS	$	84,325,953
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to related party	$	2,997,706
Accounts payable and accrued expenses		304,666
TOTAL LIABILITIES		3,302,372
MEMBER'S EQUITY		81,023,581
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	84,325,953

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and a wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC (the "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, engages in underwriting on a firm commitment and best efforts basis, and the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash at financial institutions and money market funds. At times during the year, cash balances may exceed the insured limit.

Receivables—Underwriting fees recognized but not received are included in underwriting fees receivable on the Statement of Financial Condition. Transaction fees recognized but not received are included in fees receivable from related parties on the Statement of Financial Condition.

Payable to Related Party—The Company has a netting agreement with the Parent whereas payables and receivables between the Parent and the Company are set-off resulting in a single net receivable or payable amount in the receivable from related party or payable to related party on the Statement of Financial Condition ("Netting Agreement").

Pursuant to the servicing agreement between the Company and the Parent ("Servicing Agreement"), the Parent provides through related parties certain services, facilities and personnel as required for the Company to perform its broker-dealer business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard. Effective January 1, 2018, as a result of the adoption of the new revenue guidance, the Company records all underwriting expenses gross. The adoption of this standard will not have a material impact on the Company.

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair Value Hierarchy—U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level I - Quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the financial instrument and includes situations where there is little observable market activity for the financial instrument. The inputs into the determination of fair value may require significant management judgment or estimation.

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value as they are short-term in nature. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of cash and cash equivalents, receivables and accounts payables and accrued expenses.

The fair value of the money market funds of $80,029,640 as of December 31, 2017 are categorized as Level I within the fair value hierarchy.

The Company does not hold any Level II or Level III financial instruments.

5. MEMBER'S EQUITY

The Company distributed $100,000,000 to the Parent during the year ended December 31, 2017.

6. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels.

7. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. The Company has been and could, in the future, be involved in examinations, investigations or proceedings by government agencies and self–regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings. As of December 31, 2017, there were no matters that would have a material impact upon the Statement of Financial Condition.

The Company enters into underwriting commitments. Transactions relating to such commitments settled during the year and there were no commitments outstanding as of December 31, 2017.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2 percent of combined aggregate debit items computed as defined by the alternative net capital requirement rules. At December 31, 2017, the Company's net capital was $77,618,634, which exceeded the minimum requirement by $77,368,634. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA. There was a distribution payment in 2017 for $100,000,000.

9. RELATED PARTY ACTIVITY

As of December 31, 2017, the Company had a payable to related party of $2,997,706 and fee receivable from related parties of $903,720, respectively. There are no interest charges on payable to related party or fee receivables from related parties' balances.

Transaction fees recognized but not received are included in fee receivables from related parties on the Statement of Financial Condition.

Fee receivables from related parties balance of $903,720 consists of receivables from three portfolio companies.

In accordance with the Servicing Agreement and Netting Agreement, the Company has the right to offset receivable and payable balances with the Parent. At December 31, 2017 the Company had a net payable to the Parent of $2,997,706, included in the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was issued and determined there were no subsequent events requiring adjustment or further disclosure to the Statement of Financial Condition.

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